Exhibit 11

CODE OF ETHICS - eni

Approved by the Board of Directors of Eni SpA on March 18, 2020

Table of Contents

INTRODUCTION

Our Mission	2
The values that guide our choices	3
Our responsibilities	4
WE RECOGNIZE AND PROTECT THE VALUE OF ALL OUR PEOPLE	6
We promote the health, safety and security of our people	7
We support the creation of an ethical work environment	8
We recognize the role of diversity and encourage cultural pluralism	9
We value the professionalism of our people	10
WE ESTABLISH RESPONSIBLE RELATIONS WITH OUR STAKEHOLDERS	11
We manage responsibly our relations with suppliers, commercial and industrial partners	12
We manage relations with customers and consumers transparently	13
We ethically create value for our shareholders	14
We cooperate transparently with authorities and institutions	15
We collaborate with the communities in which we operate to create shared value	16
WE COMMIT TO COUNTERING CLIMATE CHANGE AND ITS EFFECTS	17
We support a low-carbon and socially fair energy transition	18
We safeguard the environment and optimize the use of energy resources	19
WE OPERATE WITH INTEGRITY	20
We prevent and manage conflicts of interest	21
We fight corruption	23
We assure transparency and accuracy of information to our stakeholders	24
We operate in the market with loyalty and fairness, in compliance with the applicable regulations	25
We protect our stakeholders’ privacy rights	26
WE RESPECT AND PROTECT OUR COMPANY’S ASSETS	27
We use our corporate assets correctly	28
We protect corporate information and intellectual property	29
We protect our reputation	30
PUTTING OUR CODE TO ACTION	31

Our Mission

AGENDA 2030
CLIMATE ACTION 13
15 LIFE ON LAND
RENEWABLE ENERGY 7
12 RESPONSIBLE CONSUMPTION
INNOVATION AND INFRASTRUCTURE 9
5 GENDER EQUALITY
REDUCED INEQUALITIES 10
17 PARTNERSHIP FOR THE GOALS
We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient
and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognising diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long term partnerships
with the countries and communities where we operate,
bringing long-lasting prosperity for all.

The United Nations 2030 Agenda for Sustainable Development, presented in September 2015, identifies 17 Sustainable Development Goals (SDGs) that represent common objectives of sustainable development in today's complex social challenges. These objectives constitute an important reference for the international community and for Eni in conducting its activities within the Countries in which it operates.

Our commitment

Eni is committed to ensuring respect for internationally recognized Human Rights in its own activities and those of its commercial partners, in line with the United Nations Guiding Principles on Business and Human Rights (UNGP) and with the OECD Guidelines for Multinational Enterprises. Eni's commitment to comply with the International Human Rights Treaties and Standards is expressed in the Eni’s Statement on respect for Human Rights and is integrated into other fundamental documents of the company's internal regulatory system. Eni's approach to Human Rights is further confirmed in the Global Framework Agreement on International Industrial Relations and on Corporate Social Responsibility renewed in 2019 and in compliance with the Voluntary Principles on Security and Human Rights,

Eni is determined to positively contribute to the achievement of the Sustainable Development Goals (SDGs), to support a low-carbon and socially fair energy transition, and is one of the signatories of the Paris Pledge, supporting the objectives of the Paris Agreement.

The association of the contents of the Code of Ethics with the SDGs was carried out taking into consideration the document "Business reporting on the SDGs - An Analysis of the Goals and Targets" (published by GRI and UN Global Compact).

The values that guide our choices

Our values tell who we are and what we believe in, guide our actions, define our commitment and orient both our behavior and that of our stakeholders	Our values	Approach
	Integrity	We carry out our daily activities with responsibility, equity, fairness and good faith, respecting internal and external regulations.
	Respect and protection of Human Rights	We operate with respect for human dignity and Human Rights and we require the same commitment from all our partners. We ensure an inclusive work environment that values uniqueness and diversity as fundamental resources for the development of humanity.
	Transparency	We are attentive to the needs and expectations of our stakeholders. We are committed to be engage in continuous dialogue with our counterparts, providing them clear, complete and truthful information, being aware that sharing objectives and results is essential to maximize value and reduce business risks.
	Promotion of development	We work to support an efficient and sustainable access to energy resources that protects the needs of future generations and respects Human Rights, the environment and society as a whole. We favor an inclusive development that can generate shared and lasting value in all territories in which we operate by working alongside the communities.
	Operational excellence	We guarantee the efficiency and integration of our activities, minimizing risks and creating opportunities along the entire value cycle.
	Teamwork and collaboration	We work with passion, believe in team spirit and value everyone's skills. We recognize collaboration as a foundational element to building solid and lasting relationships, through which we can express our potential and achieve corporate objectives.
	Innovation	We believe that innovation is at the basis of personal and business growth. We are committed to acquiring cutting-edge technological skills in order to develop innovative ideas and improve our daily activities, contributing to the progress of civil society by increasing safety and reducing environmental impact.

Our responsibilities

The Eni Code of Ethics, inspired by the ideal of cooperation amongst people, respects the individual and constitutes a guide in decision-making and action-taking that are consistent with our culture of responsibility, legality, transparency and long-term value creation for all our stakeholders, by contributing to sustainable development.

Applicability of the Code of Ethics

The Code of Ethics is applicable to members of the administrative and control bodies and employees of Eni (hereinafter referred to as "Eni’s People"), and to any third party who collaborates or works on behalf of Eni’s interest. The Code, therefore, applies to all of us, as recipients, wherever we operate, and in any way we contribute to create value for the company.

Understanding, adopting, and disseminating the Code of Ethics not only strengthens our values expressed in principles, commitments and behaviors, but also helps to guide Eni's strategic mission as an "energy company". We take responsibility for knowing and respecting the principles and contents of the Code of Ethics, and the regulatory instruments used to clearly communicate and regulate our activities. Eni's administrators and management are committed to guarantee the principles and contents of this Code by always setting the example, taking responsibility both internally and externally, and strengthening trust, cohesion, and the spirit of the group.

Under no circumstances acting in favor or in the interest of Eni may even partially justify behaving in conflict with the principles and contents of this Code of Ethics.

As those covered under the Code of Ethics:

▪   We act professionally and ethically in compliance with the principles of the Code.

▪   We set the example for others in operating responsibly.

▪   We recognize the main risks in violating the Code of Ethics and work to avoid improper, illegal or unethical behavior.

▪   We maintain adequate documentation of the activities carried out, in order to always allow traceability and verifiability.

As Eni’s People:

▪   We ensure that the people we work with are aware of the importance of knowing and respecting the Code of Ethics.

▪   We ask our managers or the Integrated Compliance Function for advice in case of doubts on the interpretation of the Code of Ethics and the deriving behaviors.

▪   We devote the utmost attention to the training tools made available to us.

If we have collaborators:

▪   We ensure that they comply with the Code of Ethics and applicable laws including participation in appropriate training activities and we support them in applying the Code.

▪   We pay attention to possible risks of Code violation and encourage our collaborators to promptly report any potential violations.

▪   We take consistent and appropriate actions, within the scope of our competences, to deal with actual or potential violations of the Code of Ethics.

What we expect from those who work with us

We are committed, as Eni, to ensuring legality, transparency, fairness and honesty in all our activities and creating long-term value for all our stakeholders. Therefore, we expect our stakeholders to equally adopt socially responsible behavior and develop adequate ethical programs and safeguards, consistent with the principles and behaviors presented in our Code of Ethics. We reserve the right to take appropriate measures against those who do not meet the above expectations and do not act in accordance with this Code’s principles.

What to do in uncertain circumstances

The Code of Ethics cannot provide specific recommendations for every possible situation. When we are uncertain or feel particularly pressured to make a decision, we learn to ask ourselves the right questions.

Let's learn to ask the right questions

▪   Is what I am doing allowed?

▪   Am I observing the values and principles of Eni's Code of Ethics?

▪   Is my behavior in line with company procedures?

▪   Am I behaving correctly?

▪   Would I be comfortable if my actions were made public?

If the answer to even one of these questions is "No" or if we have a doubt about the legitimacy of our action or the application of a principle of the Code of Ethics, of a policy or of a behavioral standard, we must stop and ask for advice through the most appropriate channel.

Expressing doubts and asking questions helps manage situations correctly and resolve potential problems.

IF WE HAVE ANY QUESTIONS OR CONCERNS, WE MAY CONTACT

WE RECOGNIZE AND PROTECT THE VALUE OF ALL OUR PEOPLE

We consider people the starting point and the ultimate goal of all our actions. For this reason, we work hard to guarantee the health, safety and security of each Eni individual and those around us.

Every day, we strive to build a work environment free of discrimination and harassment, based on dignified working conditions, open dialogue and the enhancement of diversity, aware that dedication and team spirit are fundamental elements to achieving operational excellence.

We are committed to developing talent and investing in the potential of our collaborators, supporting and spreading the culture of innovation and change.

We promote the health, safety and security of our people

We want every activity to be carried out safely and securely. We comply with the highest international health, safety and security standards and the specific laws and regulations of all Countries in which we operate. We aim for continuous improvement and empower all organizational levels to ensure a management approach based on the principles of precaution, prevention, protection and risk management.

Because of this, we:

•	provide suitable tools for prevention and protection from any culpable or malicious behavior, including from third parties, which could cause direct or indirect damage to Eni's People and / or to the company's tangible or intangible resources, periodically updating the preventative measures and using the best available protection technologies and practices

•	avoid any engagement in illegal or dangerous behavior and report any situation that could represent a danger not properly managed

•	abide by working times and rest periods in compliance with the applicable legislation and in line with international standards

•	spread a culture of health, safety and security that represents our constant commitment

•	clearly and transparently inform our people, the community and our partners about the necessary preventive and protective measures to be implemented in order to eliminate (and when not possible, mitigate) the risks and critical issues of the processes and activities in which they are involved

DID YOU KNOW?

The term "security" refers to activities aimed at preventing, facing and overcoming events that may occur because of actions normally produced by third parties, terrorists, criminals, or otherwise illegal that expose the Company’s people and property (tangible and intangible) with potentially harmful effects. When the security event has a prolonged effectiveness over time (e.g. kidnapping), it escalates into an emergency.

CONCERNS & SOLUTIONS

Q: The contractor organizes a coordination meeting amongst contractors to begin maintenance work on a plant. I work for one of the contractors, but I do not consider it necessary to be present, as the activities assigned to me are clear. Is my participation in the meeting really necessary?

A: Yes, participation is still necessary by all contractors. This aids in coordination with each other and mitigates the risk of interference.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "The Integrity in our operations", and "Global Framework Agreement on International Industrial Relations and Corporate Social Responsibility"

Internal documents: MSG "HSE", MSG "Security"

We support the creation of an ethical work environment

We believe in our people as the fundamental factor for the success of the company. We guarantee a working environment free from any form of discrimination or abuse, in which we respect and support each other to fully develop our potential.

Because of this, we:

•	establish working relationships characterized by fairness, equality, non-discrimination, attention and respect for the dignity of the person. We communicate opinions and objections in an appropriate and respectful way and reject all behaviors that constitute physical or psychological violence, compulsion, harassment, bullying or attitude attributable in any way to mobbing and harassment practices

•	prohibit any type of sexual harassment, however carried out, and, despite the variation of legal definition by jurisdiction, still consider any attitude or behavior that could create discomfort or inspire fear in the other person, unacceptable and prohibited

•	refuse all forms of forced and / or child labor.

•	respect workers' rights and trade union freedoms such as in particular, freedom of association and collective bargaining also through a responsible and constructive dialogue with the worker’s rights organizations, that promotes a climate of mutual respect in accordance with the principles of fairness, transparency and participation

•	promote equal opportunities, in particular amongst genders, for every employee or candidate. We guarantee evaluation processes based on merit, competence and fair treatment in relation to the role, commitment and results achieved

•	promote a healthy and safe working environment: therefore, during the course of our work, we prohibit the use, presence or distribution of narcotic substances, do not accept alcoholic substances unless explicitly authorized, and do not smoke in the workplace unless allowed

DID YOU KNOW?

Harassment refers to all verbal and visual actions and expressions that are belittling and offensive or in any case refer to the characteristics of the person (sex, ethnicity, nationality, religion, political affiliation, mental and physical diversity, sexual orientation, health condition, age and any other personal data).

Sexual harassment may include by way of example and not limited to verbal or written advances, offers of work advantages in exchange for sexual favors, proposals for unwanted appointments or physical contact, retaliation or threatening attitudes in the face of refusals to advances or complaints in this area. It may also include winking, gestural or disparaging comments with a sexual context and on the physical aspect as well as jokes, ridicule, images or texts of this nature.

CONCERNS & SOLUTIONS

Q: Since my manager has clearly stated his sexual orientation and the relationship with his partner, he has become the subject of implicit messages and derisive jokes by some colleagues. Without his knowledge, inappropriate comments, allusions and nicknames are circulating which, in addition to being offensive, are ruining the atmosphere and collaboration in the office. What should I do?

A: Eni is committed to creating a work environment that is respectful of differences and free from any type of discrimination. Report the circumstance to your manager and, in any case, to the Human Resources function.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our people", "Eni’s statement on respect for Human Rights", and “Global Framework Agreement on International Industrial Relations and Corporate Social Responsibility "

Internal documents: MSG "Human Resources", MSG "HSE"

We recognize the role of diversity and encourage cultural pluralism

We consider plurality and diversity as sources of enrichment and resources for the development of humanity. We respect and value the exclusive contribution of each individual to our company, committing ourselves to create an inclusive work environment that respects every individual’s dignity and recognizes the power of differences.

Because of this, we:

•	adopt behaviors that convey and reinforce the values of diversity, avoiding and censoring any form of discrimination

•	support organizational models that enhance cooperation amongst people from different cultures, perspectives and experiences

•	adopt measures (training, communication, behavioral, and operational) that contribute to an internal culture of active inclusion of all diversities

ENI FUNDAMENTAL REGULATIONS Public documents: Policy "Our people", Policy "Sustainability" Internal documents: MSG "Responsible and sustainable enterprise", MSG "Human Resources"

We value the professionalism of our people

We value the skills of our people, at all levels, as fundamental for operational excellence. We promote the dissemination of knowledge, which enhances everyone's behaviors and contributions. We believe in the power of sharing, the exchange of ideas and comparison, to create the fundamental synergy that characterizes teamwork and gives rise to excellent results.

Because of this, we:

•	believe in training as a tool to enrich our people, spread ethical values and strengthen a common corporate identity; we believe that Education & Training are the basis of organizational integration and the promotion of change: we all actively contribute to knowledge management processes in order to stimulate the search for innovative solutions

•	reward our people with adequate compensation for the responsibilities acquired and the contribution provided, in compliance with the applicable regulatory and contractual guidance and in line with the reference market wage levels: equity, meritocracy, personal care, and non-discrimination are fundamental elements of our compensation & benefits systems

•	support and promote mobility and international development, as relevant experiences for our professional and personal growth

CONCERNS & SOLUTIONS

Q: I believe that I could further develop my professionalism with an experience abroad. What could I do to find out more?

A: Eni supports and promotes international mobility and development, as important experiences in the professional and personal growth of each of us. Report your interest to your manager and to the Human Resources function in order to deepen existing opportunities abroad that are in line with your professional profile.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our people"

Internal documents: MSG "Human Resources"

WE ESTABLISH RESPONSIBLE RELATIONS WITH OUR STAKEHOLDERS

We are attentive to the needs and expectations of our stakeholders, with whom we establish transparent, fair and responsible relationships.

We build and maintain solid relationships with our suppliers and partners, based on the principles of fairness, legality, respect for Human Rights and protection of the environment and the communities in which we operate. We protect our customers and consumers by gaining their trust on a daily basis, behaving ethically, and offering the most innovative and the highest quality products and services.

We are committed to playing an active role in supporting the communities in which we operate, including strategic alliances with local-based internationally-recognized partners, by virtue of which the synergistic action and knowledge sharing becomes an engine for socio-economic growth. We maintain correct, Human Rights respectful, transparent and traceable relationships with authorities and institutions everywhere.

Only by respecting the principles of responsibility and transparency we are able to protect the value for our shareholders and allow our company to continue to grow and prosper.

We manage responsibly our relations with suppliers, commercial and industrial partners

We share our values and integrity with suppliers, commercial and industrial partners in order to build relationships based on maximum transparency. In addition to proven professionalism, we require our suppliers and partners to commit and share our principles. We promote socially responsible behavior, work practices, and expect our suppliers and partners to operate in line with our high standards of respect for Human Rights and environmental protection. We are committed to acting on every occasion with equity, integrity and fairness, in compliance with our contractual commitments.

Because of this, we:

•	adopt accurate qualification, selection and monitoring processes of our suppliers and partners, based on the principles of transparency and integrity. We do not tolerate collusive practices, in full respect of legality

•	commit to defining and disseminating policies, standards and rules that guide the action of our suppliers and partners towards the respect for Human Rights and our principles of sustainability

•	promote long-term strategic partnerships based on an integrated, coordinated and transparent approach, encouraging an equitable sharing of risks and opportunities.

CONCERNS & SOLUTIONS

Q: While visiting a supplier's plant I noticed some potentially critical elements in working conditions (poorly maintained environment, employees who work without the use of the appropriate personal protective equipment PPE). I also heard complaints about the payment of salaries in front of the coffee machine. What should I do?

A: Report the incident to the Procurement Department and to the Contract Manager who will discuss the issue with the supplier and verify the content of the employment contracts. If the reported incident proves to be real, the company's expectations regarding the corrective actions to be taken will be clearly communicated to the supplier and the implementation of the actions will be verified.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our partners of the value chain ", "Slavery and Human Trafficking Statement", "Conflict Minerals Report of Eni Spa", "Eni’s statement on respect for Human Rights", "Code of Conduct for suppliers"

Internal documents: MSG "Procurement", MSG "Responsible and sustainable enterprise", MSG "Sales"

We manage relations with customers and consumers transparently

We operate in national and international markets, basing our commercial policies and strategic choices on best practices and on the principle of professional loyalty to customers and consumers. We build commercial relationships focused on customer needs, allowing our customers to choose freely and consciously.

Because of this, we:

•	implement all commercial initiatives aiming to promote the company and encouraging the purchase of its products and services, in compliance with regulations on consumer protection and customer satisfaction

•	ensure that our customers and consumers have complete and transparent information when deciding to enter into a relationship with us. We commit to guaranteeing that the features of our products and services match the information provided in order to allow conscious choices

•	ensure that our customers and consumers are protected not only during the "first contact" with us, but also during the entire duration of the contractual relationship. We commit ourselves to providing all necessary support to guarantee the correct prosecution and / or completion of the contractual relationship, including continuous attention to customer suggestions and complaints

DID YOU KNOW?

Small businesses receive the same protection as consumers when victims of unfair commercial practices. These are in particular the so-called "micro-enterprises” that includes all those entities, companies or associations who, regardless of the legal form, carry out an economic activity by employing fewer than ten persons and achieving an annual turnover lower than € 2 million.

CONCERNS & SOLUTIONS

Q: During the launch of a new product, we receive a last minute update on its characteristics. Since the difference is minimal, do we still need to update the product specifications?

A: Yes, information on the specifications of a product / service or offer must always be accurate. We are committed to ensuring the clarity, completeness and truthfulness of commercial information and we censor any form of communication that could constitute misleading advertising.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our partners of the value chain"

Internal documents: MSG "Code of commercial practices and advertising ", MSG "Sales"

We ethically create value for our shareholders

We are committed to respecting and promoting the rights of our shareholders and protecting their investment by maximizing the value of our business. We adopt corporate governance best practices and ensure the utmost transparency and timeliness of shareholders dialogue in order to create conditions for informed decision-making.

Because of this, we:

•      communicate clearly our strategies and the work of the company management

•      ensure continuous and constructive dialogue with shareholders, paying attention to their needs and taking into consideration legitimate concerns

•      commit to create value, also in the long term, for the benefit of shareholders, ensuring the sustainable growth of our activities and providing shareholder trust in the company, also considering the interest of other stakeholders

ENI FUNDAMENTAL REGULATIONS
Public documents: Policy "The corporate governance" Internal documents: MSG "Corporate governance for Eni Companies", MSG "Corporate affairs and governance", MSG "Investor relations"

We cooperate transparently with authorities and institutions

We promote and support active dialogue and cooperation with international, national and local authorities and institutions. In compliance with approved programs, prior agreed interventions and actions, we are committed to establishing fair and transparent relationships with authorities. In addition, Eni committsto express its concern regarding Human Rights issues that may emerge in a host country, when necessary.

Because of this, we:

•	avoid declaring, persuading or encouraging false or not entirely true statements to authorities and institutions

•	maintain relationships with authorities and institutions only within the limits of our function’s competence and, in any case, we act only if authorized

•	refrain from making contributions to political and trade union parties, movements, committees and organizations. We refrain from misusing our company name in personal interactions with political parties, movements, and committees

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our institutional partners", " Eni’s statement on respect for Human Rights "

Internal documents: MSG "Government affairs", MSG "Regulatory affairs"

We collaborate with the communities in which we operate to create shared value

We believe in the importance of establishing strong, lasting relationships and partnerships with the communities in which we operate in order to build lasting, shared value. We contribute to support the development of the host Countries by implementing programs in line with the United Nations' strategic frameworks, sharing our knowledge, and promoting synergies and collaborations with main international cooperation organizations and institutions.

Because of this, we:

•	consider the environmental, social, health, safety and security aspects and respect for Human Rights in all our activities, since the earliest feasibility assessments, in cooperation with local communities

•	promote continuous and transparent consultation in order to inform local communities and ensure that their expectations are always taken into consideration within our activities

•	work with communities, development enabler and local organizations to foster autonomous, lasting, and sustainable local growth through both regular business activities and local development projects consistent with our vision to promote improvement of quality of life and sustainable socio-economic development in the contexts in which we operate

•	respect rights of people and communities by recognizing and enhancing their culture, lifestyles, institutions, ties with the land of origin and development models in line with international standards

•	adopt security measures aimed at protecting people and assets, respecting Human Rights of local communities

CONCERNS & SOLUTIONS

Q: In the face of local community protests regarding the beginning of some seismic activities, a representative of the authorities suggested that I ignore the protests, believing that the complaints would soon dissolve spontaneously. What should I do?

A: Do not ignore the protests. It is necessary to establish dialogue that favors cooperation with local direct and / or indirect stakeholders involved in the business cycle to understand their requests and potential complaints.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Sustainability", "Eni’s statement on respect for Human Rights", and "Global Framework Agreement on International Industrial Relations and Corporate Social Responsibility"

Internal documents: MSG "Responsible and sustainable enterprise", MSG "Energy and Environmental Industrial Project Development", MSG “Security”

WE COMMIT TO COUNTERING CLIMATE CHANGE AND ITS EFFECTS

We recognize the need to actively participate in tackling climate change. For this reason, fostering an effective and socially fair low-carbon energy transition is our strategic priority, as well as our ambition.

Our commitment to the fight against climate change includes innovative solutions aimed at reducing the impact of our operations through the efficient use of natural resources, the protection of biodiversity and water resources, and the support of mitigation and adaptive actions in the contexts where we operate. We are actively searching for technological solutions capable of reducing the impact of our products, favoring a circular approach.

Continuing on our decarbonisation path towards a low-carbon future, we are contributing to build a more sustainable development in the interest of the planet and well-being of the community.

We support a low-carbon and socially fair energy transition

We all must commit to cooperate, within our own competencies, to reach our company’s goal to respond to the dual challenge of tackling climate change and giving access to reliable and clean energy, with concrete, rapid and economically sustainable solutions, contributing to the development of Nations and their potential.

Because of this, we:

•	contribute in the definition and achievement of company targets regarding the efficiency of our plants and the reduction of direct emissions, the promotion of a low-carbon impact energy mix and a steady effort in research and development

•	play a proactive role in the international scenario promoting diversified solutions for climate change, in line with our strategy, including the development of flexible mechanisms that favor technology in developing Countries and the identification of new tools used to reduce deforestation

•	commit ourselves to create long-term partnerships with the host Countries and communities in order to build a future together in which everyone can access energy resources efficiently and sustainably

•	promote development models based on the regenerative principles of the circular economy that minimize the use of virgin resources and reduce waste, maximizing the recovery and valorization of waste and scrap

ENI FUNDAMENTAL REGULATIONS Public documents: Policy "Sustainability" Internal documents: MSG "Technology research and development", MSG "HSE"

We safeguard the environment and optimize the use of energy resources

Everywhere we operate, we are committed to acting sustainably, minimizing environmental impacts and optimizing the use of energy and natural resources. We conduct our activities through the responsible use of resources so as not to compromise the needs of future generations, but rather, to create value for our stakeholders and the community.

Because of this, we:

•	must individually commit, within the scope of our duties, to actively participating in the process of risk prevention and environmental protection, a process that should be managed in line with the principles of precaution, prevention, protection and continuous improvement

•	promote scientific and technological development aimed at protecting the environment

•	conduct all our activities in compliance with applicable regulations and adopt the highest international standards and guidelines in all contexts in which we operate

CONCERNS & SOLUTIONS

Q: While doing my job, I realize that an equipment is corroded and could quickly release an environmentally dangerous substance. I must report what happened, but I am already late for a meeting with my manager. Can I postpone the report?

A: No, you should immediately notify your plant manager to start any safety operations.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Sustainability", Policy "The integrity in our operations"

Internal documents: MSG "HSE", MSG "Operations"

WE OPERATE WITH INTEGRITY

Responsibility, integrity and transparency are the values that inspire our Governance.

We define our organization and our internal rules in order to comply with all the applicable national and international laws and regulations. We fight corruption and operate and negotiate without ever compromising our honesty or that of the company.

We think and act in compliance with legality and in Eni's best interest, we repudiate any corruptive or collusive practice, or any others that conflict with our integrity and transparency standards. We create value by supporting a competitive market, operating fairly, and fighting illegal practices.

We avoid conflicts of interest and practices related to the commission or participation in fraud.

We accurately maintain company accounting, we protect and carefully use information and personal data to which we have access.

Based on our Internal Control and Risk Management System (SCIGR), we contribute to spreading a culture of risk management and control that allows us to run our business in a healthy, correct, and aware manner.

We prevent and manage conflicts of interest

Eni recognizes and respects the right of Eni’s People to participate in investments, business or other activities outside of Eni, provided that these are activities permitted by law, compatible and not in conflict with your obligations to Eni.

Eni's People, in any case, protect and promote the interests of the company by taking objective decisions and avoiding, wherever possible, any situation where conflicts of interest may arise, acting in compliance with the Code in all cases.

A conflict of interests occurs in every situation where behaviors or decisions, in the context of working activity, are capable of creating an immediate or deferred advantage, even non-financial in nature, that might arise for Eni's People, or their family, or others with whom they have close personal or business relationships.

A conflict of interest, even potential, is a situation in which the above-mentioned personal interests:

•	may interfere with the Person's ability to make decisions and / or carry out impartial assessments in the interest of Eni

•	can be favored by an Eni’s Person in light of his/her position within the company, and the information to which he/she may have access to

Spouse, partner, parents, children, siblings, grandparents, aunts / uncles, grandchildren and cousins of the subject and of the spouse or of the partner are considered family members; the spouse or the partner of each of these persons are also considered family members.

Because of this, as Eni’s People, we:

•	promptly refrain from intervening in investigation, decision-making or control processes that can even just potentially lead to conflicting situations

•	report situations of conflict, even if just potential, in writing to our manager or to the body to whom we belong

•	report situations in which to the best of our knowledge we,, our family members, or those with whom we have close personal or business relationships, are holders of economic and financial interests regarding to suppliers, customers, competitors, contracting third parties, or the related parent or subsidiary companies, or hold corporate administration, control or managerial roles

Managing conflicts of interest

In managing reports of conflicts of interest, even potential:

•     the manager, with possible support of the competent units and the Integrated Compliance function, or the body to which Eni’s People belong, identifies the appropriate measures to safeguard in the specific situation, the transparency and correctness of the conduct in carrying out the activities and in all cases without undermining the person's interests, when possible

•    eventually, the manager or the body to whom the Eni’s People belongs communicates to the involved person specific instructions on how to manage the conflict of interest

Eni adopts rules to ensure substantial and procedural transparency and correctness of transactions involving the interests of directors and statutory auditors and transactions with related parties.

In all cases, in the exercise of their responsibilities, Eni's People must act fairly and impartially in any situation in which a conflict of interest could arise and in full compliance with the principles and contents of the Code.

CONCERNS & SOLUTIONS

Q: My father took an executive position in a competitor company. What should I do?

A: There is a potential conflict of interests and an in-depth analysis is needed. You must promptly report the situation to your manager and wait for instructions.

Q: I am part of a committee that selects candidates for recruitment in Eni. My partner's son participates in the selection. What should I do?

A: Immediately report the conflict of interest to the committee and your manager and refrain from any decision-making processes while awaiting further instructions.

Q: My daughter works in the company that provides translation services for Eni. Can I participate in the tender process, without decision-making powers, for the award of translation services in which my daughter's company also participates?

A: Even if you have no decision-making powers, your participation in the tender process may interfere making impartial decisions. For this reason, you must immediately refrain from the activities, report the conflict of interest to your manager, and wait for further instructions.

ENI FUNDAMENTAL REGULATIONS

Public documents: MSG "Anti-Corruption", MSG "Transactions involving the interests of the directors and statutory auditors and Transactions with Related Parties"

Internal documents: MSG "Procurement", MSG "Human Resources"

We fight corruption

In line with the "zero tolerance" principle, we prohibit and fight all forms of corruption, in favor of anyone, without exception. We have adopted rules and controls to prevent and combat the risk of corruption in the performance of our activities.

We strongly believe that corruption, in addition to being illegal, can curb economic development, undermine legitimate business activities, distort fair competition, destroy the company's reputation, and expose companies and individuals to high risk.

Because of this, we:

•	do not offer, promise, or accept under any circumstances economic advantages or other utilities in order to improperly expedite, favor, or facilitate the performance of an activity

•	expressly prohibit facilitation payments

•	do not offer or accept under any circumstances gifts or hospitality that could be interpreted by an impartial, third party observer as exceeding normal commercial practices or professional courtesy, or however aimed at improperly influencing a decision or activity

•	ascertain the ethical and reputational reliability of our potential business partners by preliminarily checking our counterparts and by asking them to undertake and share our anti-corruption principles

•	if a situation seems suspicious, we immediately inform our manager or the Anti-Corruption Support Unit

CONCERNS & SOLUTIONS

Q: During the tender of a service supply contract for which I have to evaluate the offers, I receive a bottle of champagne as a gift from one of the participating companies. Can I accept the gift?

A: No, you must refuse the gift and follow the internal procedures regarding gifts and hospitality. The contractor's conduct could be interpreted by an impartial observer as exclusively motivated by the desire to exercise undue influence in your evaluation of the offers.

DID YOU KNOW?

A risk that you may incur in, especially in those Countries where it is considered an almost normal practice, is the request for so-called facilitation payments, which are unofficial payments made to public officials in order to expedite, favor or facilitate a routine activity.

ENI FUNDAMENTAL REGULATIONS

Public documents: MSG "Anti-Corruption"

We assure transparency and accuracy of information to our stakeholders

The attention we pay to providing accurate, timely and complete information also translates into a constant commitment to precision in the accounting books. We ensure that all company documents, including financial statements, non-financial reporting, contracts and agreements, accurately provide a truthful representation of the facts.

Because of this, we:

•	where required by our function, clearly maintain true and correct accounting records, ensuring through the appropriate processes and controls that no behavior could compromise the transparency and traceability of the financial statement information

•	maintain adequate supporting documentation of activities carried out in order to allow easy and timely accounting registration, the identification of various levels of responsibility, and the division and segregation of tasks, to guarantee an accurate traceability

•	refrain from falsifying, omitting or altering any information within our corporate documents

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "The global compliance", Policy "Sustainability"

Internal documents: MSG "Eni’s internal control system over financial reporting", MSG "Finance", MSG "Responsible and sustainable enterprise”

We operate in the market with loyalty and fairness, in compliance with the applicable regulations

We believe in business freedom and free competition and we are inspired by principles of loyalty and fairness pursuing our success both by offering quality products and services at competitive conditions and by abiding by market principles when managing relationships with suppliers. We also believe that our conduct should in no way enable or tolerate Human Rights violations or other illegal activities, such as money laundering and any form of terrorist financing. We, therefore, guarantee, through our conduct, full respect and effectiveness of the restrictions and limits set by national and international legislation on Economic and Financial Sanctions and Trade Control.

Because of this, we:

•	comply with competition laws (also known as "antitrust laws"), to prevent any form of illegitimate restrictions on fair competition

•	do not tolerate collusive practices with competitors when defining commercial strategies, particularly with regard to prices, production quantities, the markets where we operate and participation in tenders

•	do not abuse our market power where we are in a dominant position on the market

•	carry out our activities in compliance with the applicable laws on Economic and Financial Sanctions as well as on Trade Control, in particular through preliminary checking of all our counterparties and demanding the same degree of diligence from our contractual partners.

DID YOU KNOW?

Rapid changes in the international political framework make it increasingly common for states and international organizations to resort to coercive measures aimed at tackling crisis scenarios through the adoption of legal measures (i.e. sanctions) that prohibit and restrict economic, financial and commercial transactions with certain subjects or Countries. The Compliance on Economic and Financial Sanctions and Trade Control aimed at ensuring compliance with these provisions in the context of corporate activities, including, for example, prohibiting transactions with certain commercial counterparties listed in specific public lists or prohibiting the supply of weapons to certain Countries or organizations.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "The global compliance"

Internal documents: MSG "Antitrust", MSG "Economic and Financial Sanctions", MSG "Market conduct and financial regulation", MSG " Market Information Abuse (Issuers)"

We protect our stakeholders’ privacy rights

As part of our business, we collect a significant amount of personal data and confidential information and are committed to complying with laws of privacy, data protection and confidentiality as well as best practices applicable in the jurisdictions where we operate.

We, therefore, protect the privacy rights of Eni’s People, customers, suppliers and business partners, and those with whom we establish relationships, using personal data only for defined and appropriate purposes. We promote a sense of trust towards our stakeholders that can be preserved only through virtuous behaviors in line with our principles.

Because of this, we:

•	constantly place security first when we select, define, and execute procedures, even IT, to process personal data and confidential information in order to protect the fundamental rights, freedom, and dignity of the concerned persons

•	pay the utmost attention when we collect, store, use, process, communicate and disclose personal data, remaining aware that the data may only be used for legitimate business purposes. We guarantee data protection, integrity and confidentiality, in accordance with what is prescribed by applicable laws and our procedures

CONCERNS & SOLUTIONS

Q: I mistakenly sent a file containing the personal data of Eni's customers to an external supplier rather than to the marketing manager, since both have the same surname. What should I do?

A: Contact your manager immediately to inform him / her of the incident and send communication to the data_breach@eni.com inbox to report the accident.

DID YOU KNOW?

"Personal data" is all information that identifies, directly or indirectly, a person and that provides indications of his / her characteristics, habits, lifestyle, personal relationships, economic situation, characteristic elements of his / her identity, etc., and data related to criminal convictions or crimes (e.g. criminal records and pending charges).

Personal data includes "sensitive data," such as personal and contact information related to ethnic or race, personal, religious and philosophical beliefs, political opinions and membership of parties, unions, associations or organizations of a religious, philosophical, political or trade union nature as well as personal data capable of revealing the state of health and sexual life.

ENI FUNDAMENTAL REGULATIONS Public documents: Policy "The global compliance" Internal documents: MSG "Privacy and data protection"

WE RESPECT AND PROTECT OUR COMPANY’S ASSETS

We are aware that our work is closely related to the use of corporate assets and the exchange of a large amount of information. The management and communication of these assets involves a series of risks. For this reason, we ensure protection against illegal behavior or improper use of company resources, including information and intellectual property that can damage our company, including its reputation, or give our competitors an unfair advantage. We are committed to protecting our history, preserving our image, and gaining and maintaining the trust of our stakeholders every day and in every place where we operate.

We use our corporate assets correctly

Each of us is responsible for the appropriate and correct use of the assets made available by the company for the proper performance of the work. We are all, therefore, required to guarantee assets integrity by protecting them against theft, abuse, sabotage, loss or damage.

Because of this, we:

•	promote, through the application of advanced technologies and high management and technical standards, the highest levels of infrastructure safety and integrity throughout the asset life cycle

•	monitor the asset's operating conditions and report any situation that could represent an inadequately managed danger

•	allow a limited personal use of the assets assigned to each individual, as long as such use does not adversely affect work performance or harm the environment and does comply with our internal rules

CONCERNS & SOLUTIONS

Q: To increase production, can I propose to my manager the postponement of a scheduled maintenance of an equipment based only on the fact that this does not present operating anomalies?

A: No, before postponing a maintenance, it is always necessary to acquire every element useful to have a complete picture of the actual conditions of the equipment to prevent possible malfunctions.

DID YOU KNOW?

Our information technology systems are an essential component of our business operations and are provided for authorized commercial purposes. Any information that we create, share or download on Eni's information systems belongs only to the company. In this regard, Eni reserves the right to monitor, record, disclose, check and delete at any time, without prior notification and to the extent permitted by law, the data present on the information systems connected to our business.

ENI FUNDAMENTAL REGULATIONS Public documents: Policy "Our tangible and intangible assets" Internal documents: MSG "HSE", MSG "Security", MSG "Human Resources", MSG "Operations"

We protect corporate information and intellectual property

We ensure the correct management, internal and external, of all corporate information which, if improperly disclosed, can undermine corporate competitiveness and damage corporate reputation. All company information, if not previously approved to be disclosed externally, must be considered confidential and, therefore, classified and protected. We all have a responsibility to recognize, protect and defend Eni's intellectual property, and respect that of third parties.

Because of this, we:

•	refer relations with the media exclusively to the functions and company figures delegated to do so; we do not disseminate data or news concerning Eni without such dissemination being previously agreed upon and authorized by the company

•	ensure the correct management of company information and, in particular, inside information, with reference to issues of abuse of market information, industrial espionage or sabotage: any behavior that may constitute or even facilitate the commission of market abuse is expressively prohibited

•	ensure compliance with the rules of conduct also in the management of information that may be inside information for third parties

•	identify and report any violation, even potential, of Eni's intellectual property and do not violate the property rights of third parties

•	ensure an effective IT security management system: we protect the information assets of the company, its customers, other stakeholders and the security of our transactions

DID YOU KNOW?

Company information is classified according to its level of criticality as damage resulting from its unauthorized disclosure and / or illegal use. Information rated as “critical” may include: business plans and strategies, pricing, sales information, research, new product development, marketing activities, product costs, wages and benefits, earnings, forecasts, major restructuring, potential acquisitions, change of auditor, or important organizational and managerial changes.

"Inside information" relating to Eni or referring to other companies is precise, non-public information for which public exposure could have a significant effect on the price of the company's listed financial instruments. It is, therefore, necessary to limit communication of inside information to only those who need to know for professional reasons.

ENI FUNDAMENTAL REGULATIONS

Public documents: Policy "Our tangible and intangible assets", Policy "Information Management"

Internal documents: MSG "Security", MSG "Information & Communication Technology ", MSG "Market Information Abuse (Issuers)", MSG "Market conduct and financial regulation", MSG "Technology research and development"

We protect our reputation

Our reputation represents the perception and the historical memory that stakeholders have of the company and its activities. It is a determining factor of our history, behaviors, and results. We are committed to protecting our reputation, complying with the principles of this Code of Ethics, and safeguarding our relational capital, taking into consideration the expectations of our stakeholders.

Because of this, we:

•	adopt excellent behaviors by feeding our relational capital

•	commit to use the Eni brand consistently with our mission and associate it with activities and events always in line with Eni's values expressed in the Code of Ethics, opposing its improper or unauthorized use

•	are aware that all actions that we take on social networks is in the public domain and shall not cause even potential damage to Eni's reputation

ENI FUNDAMENTAL REGULATIONS Public documents: Policy "Our tangible and intangible assets" Internal documents: MSG "External communication", MSG "Identity Management"

PUTTING OUR CODE TO ACTION

Promotion and dissemination of the Code of Ethics

The Code of Ethics is made available to all stakeholders and may be retrieved on Eni SpA and its subsidiaries websites and intranets. The Code of Ethics is delivered to all of Eni’s and its subsidiaries employees upon hiring and will be disseminated when updates or changes occur.

Subsidiaries receive and must adopt the Code of Ethics. Representatives of non-controlled subsidiaries, consortiums, and joint ventures appointed by Eni must promote the principles and contents of the Code in their respective areas of competence.

The Integrated Compliance function is committed to ensuring correct and effective dissemination of the principles contained within this Code of Ethics, promoting it through communication and training programs in order to ensure that each of us is correctly informed about the Code and that its contents are aligned to changes in legislation and the company's choices. The Integrated Compliance function can be contacted directly in order to obtain clarification about the contents of the Code, without prejudice to the fact that possible violations will be ascertained within the whistleblowing process.

Once obtaining the opinion of the Board of Statutory Auditors and the Control and Risk Committee, this Code and any subsequent amendments must be approved by the Board of Directors of Eni SpA based on the Chief Executive Officer’s recommendations in agreement with the Chairman.

Each day, we follow not only our Code of Ethics, policies, applicable laws and regulations, but also our common sense. If something does not seem right to us or seems to put our company, colleagues or customers at risk, we step forward. Whenever we express a question or concern, we help preserving our reputation and allow our company to continue to thrive.

Whistleblowing reports

If we think that someone is not applying, or is about to violate, one of the principles of the Code of Ethics, it is our duty to report it. Eni seriously examines all reports of suspected violations of the Code of Ethics or applicable laws and analyzes them promptly.

We should always feel free to express fears or draw attention to actions with possible ethical implications. Eni will not tolerate, under any circumstances, any form of retaliation against any person who has raised concerns in good faith and in no case will take or threaten any adverse action or discrimination of any kind against those who report wrongdoings or express concerns regarding ethical issues.

The channels for reporting potential violations of the Code of Ethics are shown in this box below and the regulatory reference to manage them is the specific procedure "Annex C – Whistleblowing reports received, including anonymously, by Eni SpA and by its subsidiaries in Italy and abroad".

Reporting channels

•     Eni website and intranet:

o    http://www.eni.com

o    https://myeni.eni.com

•     By mail to the address: Eni SpA, Direzione Internal Audit, P.le E. Mattei 1, 00144, Roma, Italy

•     By fax to the number: +39 06 598.27335

•     Via email to one of the following addresses: segnalazioni@eni.com or whistleblowing@eni.com

•     In company offices that do not allow widespread access to computer workstations, the HR Business Partner functions responsible guarantee the presence of alternative tools for the collection of whistleblowing reports (e.g. dedicated "yellow-box" mailboxes)

•     Eni voicemail via the national number: +39 06 598.27323, the national toll-free number 8006020099, and numbers for each country where Eni operates available in the Whistleblowing Poster published on Eni website

Disciplinary actions and contractual remedies

Compliance with the rules of the Code of Ethics and corporate regulatory instruments is an essential part of our contractual obligations.

For Eni's People, the violation of principles and contents of the Code of Ethics constitutes a breach of the primary obligations as an employee or a disciplinary offense. The violation will have all the legal consequences also in relation to the preservation of the employment relationship, based on the principle of gradation, and may result in compensation for any damages resulting from the violation itself.

For all the other addresses of the Code of Ethics, in the event of violation of the principles and contents of the Code, contractual remedies provided under the applicable law will be activated.